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                            March 17, 2023

       Robert Wiley
       Chief Financial Officer
       AMMO, INC.
       7681 E. Gray Road
       Scottsdale, AZ 85260

                                                        Re: AMMO, INC.
                                                            Form 10-Q for the
period ended December 31, 2022
                                                            Filed February 14,
2023
                                                            Form 8-K
                                                            Filed February 14,
2023
                                                            File No. 001-13101
                                                            Response Dated
March 3, 2023

       Dear Robert Wiley:

              We have reviewed your March 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 1, 2023 letter.

       Form 10-Q for the period ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 26

   1. We note your responses to prior comments 1 and 2, including the revisions to the non-
                                                        GAAP financial measure
you identify as Adjusted EBITDA. We note the revised
                                                        measure appears to
include an adjustment for the tax effect of other non-GAAP
                                                        adjustments. Since
Adjusted EBITDA is a pre-tax non-GAAP performance measure, it is not clear why it is
appropriate to include an adjustment for the tax effect of other non-
                                                        GAAP adjustments.
Please more fully explain the updated measure or revise it. This
 Robert Wiley
AMMO, INC.
March 17, 2023
Page 2
         comment is also applicable to the presentation of Adjusted EBITDA in the earnings release you filed under Form 8-K on February 14, 2023.
Form 8-K filed on February 14, 2023

Exhibit 99.1
Non-GAAP Financial Measures, page 8

2. We note your responses to prior comments 1 and 2, including the revisions to the non-
         GAAP financial measures you identify as Adjusted EBITDA, Adjusted Net Income, and
         Adjusted Earnings Per Share. We note in addition to presenting updated non-GAAP financial measures, you continue to present historical non-GAAP financial measures based on how each measure was previously calculated. It appears to us your current presentation is not appropriate and confusing. As our prior comments indicated, your historical non-GAAP financial measures did not comply with Item 10(e) of Regulation S-
         K and the related CD&Is. We believe non-GAAP financial measures should be consistently presented for each period presented and, if applicable, you should disclose and discuss any changes in how measures are calculated relative to historical measures;
         however, we do not believe continuing to present inappropriate historical measures is appropriate. Please more fully explain your current presentation or revise it to eliminate historical non-GAAP financial measures.
3. We note your response to prior comment 1, including the revisions to the non-GAAP financial measures you identify as Adjusted Net Income and Adjusted Earnings Per Share
         and the revised disclosure that tax effects are computed at statutory rates; however, it is not clear how the tax effects are actually determined. For example, based on the magnitude of the non-GAAP adjustments to Adjusted Net Income and Adjusted Earnings
         Per share during the three months ended December 31, 2021 and the nine months ended
         December 31, 2021, it is not clear why the tax effects are essentially the same in both periods. Please explain or revise.
        You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRobert Wiley                                Sincerely,
Comapany NameAMMO, INC.
                                                              Division of
Corporation Finance
March 17, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName